UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED)
November 15, 2005

BOARDWALK PIPELINES , LP

(Exact name of registrant as specified in its charter)

Delaware	**333-108693-01**	**06-1687421**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3800 Frederica Street
Owensboro, Kentucky 42301
(Address of principal executive office)

(270) 926-8686
(Registrant's telephone number, including area code)

BOARDWALK PIPELINES, LLC
(Former name, if changed from last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01   Entry Into a Material Definitive Agreement.

General. As previously reported in a Form 8-K filed on November 14, 2005 with the Securities and Exchange Commission, Boardwalk Pipeline Partners, LP (the "Partnership") entered into an underwriting agreement on November 8, 2005 (the "Underwriting Agreement") with Boardwalk Pipelines Holding Corp. ("BPHC"), Boardwalk GP, LP, the general partner of the Partnership (the "General Partner"), Boardwalk GP, LLC, the general partner of the General Partner ("GP LLC"), the Registrant (which was formerly known as Boardwalk Pipelines, LLC), Boardwalk Operating GP, LLC (the "OLP GP"), Texas Gas Transmission, LLC ("Texas Gas"), GS Pipeline Company, LLC ("GSP"), Gulf South Pipeline Company, LP ("Gulf South") and Citigroup Global Markets Inc., Lehman Brothers Inc., Goldman, Sachs & Co., Merrill Lynch, Pierce Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, UBS Securities, LLC, Wachovia Capital Markets, LLC, A.G. Edwards & Sons, Inc., Raymond James & Associates, Inc., RBC Capital Markets Corporation, KeyBanc Capital Markets, A Division of McDonald Investments Inc. and Deutsche Bank Securities Inc. (collectively, the "Underwriters") providing for the offer and sale in a firm commitment underwritten offering (the "Offering") of 15,000,0000 common units representing limited partner interests in the Partnership ("Common Units") sold by the Partnership at a price to the public of $19.50 per Common Unit ($18.33 per Common Unit, net of underwriting discounts).   The transactions contemplated by the Underwriting Agreement were consummated on November 15, 2005.

Other Agreements. The description of the Contribution Agreement described below under Item 2.01 is incorporated in this Item 1.01 by reference. The Contribution Agreement is included as Exhibit 10.1 to this Form 8-K and is incorporated herein by reference. The description of the Credit Agreement described below under Item 2.03 is incorporated in this Item 1.01 by reference. The Credit Agreement is included as Exhibit 10.2 to this Form 8-K and is incorporated herein by reference.

ITEM 2.01. Completion of Acquisition or Disposition of Assets.

As described in the Partnership's final prospectus (the "Prospectus") dated November 8, 2005 (File No. 333-127578), in connection with the consummation of the transactions contemplated by the Underwriting Agreement, on November 15, 2005, the Registrant, Texas Gas, GSP and Gulf South became wholly-owned subsidiaries of the Partnership pursuant to the Contribution, Conveyance and Assumption Agreement, dated November 15, 2005, by and among the Registrant, the Partnership, BPHC, the General Partner, GP LLC and the OLP GP (the "Contribution Agreement"). Upon the closing of the transactions contemplated by the Contribution Agreement, the following transactions, among others, occurred pursuant to the Contribution Agreement:

- The Registrant and its subsidiaries distributed cash and working capital with a value of $115.0 million to BPHC;
- 0.001% of the interest in the Registrant was contributed by BPHC to OLP GP and the Registrant was converted from a limited liability company to a limited partnership, with the OLP GP as its general partner;
- BPHC contributed a portion of its interest in the Registrant to the General Partner;
- The General Partner contributed its interest the Registrant to the Partnership in exchange for 15,240 General Partner Units, which represents a continuation of its 2% general partner interest in the partnership, and the Incentive Distribution Rights described in the Prospectus;
- BPHC contributed its interests in the OLP GP and the Registrant to the Partnership in exchange for 53,256,122 Common Units, 33,093,878 Subordinated Units, the right to receive $42.1 million to reimburse it for certain capital expenditures related to the acquisition of Gulf South, and the assumption of $250.0 million in debt owed by BPHC to Loews Corporation.

The Contribution Agreement is included as Exhibit 10.1 to this Form 8-K and is incorporated herein by reference.

ITEM 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

In connection with the closing of the Offering, the Registrant entered into a five-year $200 million revolving credit facility (the "Credit Agreement"). The credit facility may be used for letters of credit and general partnership purposes. The Partnership guaranteed the obligations of the Registrant under the Credit Agreement. On November 15, 2005, the Registrant borrowed $42.1 million under the Credit Agreement.

Prepayments. The Registrant is allowed to prepay all loans under the credit facility at any time without premium or penalty (other than customary LIBOR breakage costs).

Interest. Interest on amounts drawn under the credit facility will be payable at a floating rate equal to an applicable spread per annum over LIBOR or the Base Rate, as defined in the Credit Agreement.

Conditions. The Registrant's ability to borrow amounts under the revolving credit facility is subject to the execution of customary documentation relating to the facility, including satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents.

Financial Covenants. The credit agreement requires the Partnership to maintain leverage and interest coverage ratios. The leverage ratio covenant requires the Partnership to maintain, as of the last day of each fiscal quarter, a ratio of total indebtedness, measured as of such last day, to Consolidated EBITDA (as defined in the Credit Agreement), measured for the preceding twelve months, of not more than 5.00 to 1.00. If the Partnership completes an acquisition having a purchase price of $100.0 million or more that otherwise meets the conditions for a qualifying acquisition under the credit facility, the leverage ratio increases to 5.50 to 1.00 for a period of three consecutive fiscal quarters immediately following the consummation of the acquisition. The interest coverage ratio covenant requires the Partnership to maintain, as of the last day of each fiscal quarter, a ratio of Consolidated EBITDA to cash interest expense, each measured for the preceding twelve months, of not less than 3.00 to 1.00.

Negative Covenants. The Credit Agreement prohibits the Partnership from declaring dividends or distributions if any default or event of default, as defined in the Credit Agreement, occurs or would result from such a declaration. In addition, the Credit Agreement contains covenants limiting the ability of the Registrant, the Partnership and their subsidiaries to, among other things:

- incur or guarantee indebtedness;
- make certain negative pledges and grant certain liens;
- make certain loans, acquisitions and investments;
- make any material changes to the nature of its business; or
- enter into a merger, consolidation or sale of assets.

Events of Default. If an event of default exists under the Credit Agreement, the lenders will be able to terminate the credit facility and accelerate the maturity of all outstanding loans, as well as exercise other rights and remedies. Each of the following will be an event of default under the Credit Agreement:

- failure to pay any principal, interest, fees, expenses or other amounts when due;
- failure of any representation or warranty to be true and correct in any material respect;
- failure to perform or otherwise comply with the covenants in the Credit Agreement or other loan documents, subject to certain grace periods;
- default by the Partnership or any of its subsidiaries on the payment of any other indebtedness in excess of $25.0 million, or any default in the performance of any obligation or condition with respect to such indebtedness beyond the applicable grace period if the effect of the default is to permit or cause the acceleration of the indebtedness;
- bankruptcy or insolvency events involving the Partnership, the General Partner or the Partnership's subsidiaries;
- the entry of, and failure to pay, one or more adverse judgments in excess of a specified amount against which enforcement proceedings are brought or that are not stayed pending appeal;
- a change in control of the Partnership;
- the invalidity or unenforceability of any material provision in the Credit Agreement or related documents; and
- the occurrence of certain events with respect to employee benefit plans subject to ERISA.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On November 15, 2005, the Registrant converted from a limited liability company to a limited partnership pursuant to the applicable laws of the State of Delaware.

Item 9.01. Financial Statements And Exhibits.

(d) Exhibits:

Exhibit No.	Description
3.1	Certificate of Conversion of Boardwalk Pipelines, LLC, dated November 15, 2005.
3.2	Certificate of Limited Partnership of Boardwalk Pipelines, LP, dated November 15, 2005.
3.3	Agreement of Limited Partnership of Boardwalk Pipelines, LP, dated as of November 15, 2005.
3.4	Certificate of Formation of Boardwalk Operating GP, LLC, dated September 23, 2005.
3.5	Limited Liability Company Agreement of Boardwalk Operating GP, LLC, dated as of September 23, 2005.
10.1	Contribution, Conveyance and Assumption Agreement, dated as of November 15, 2005, by and among Boardwalk Pipelines Holding Corp., Boardwalk GP, LLC, Boardwalk Pipeline Partners, LP, Boardwalk Operating GP, LLC, Boardwalk GP, LP, and the Registrant (which was formerly Boardwalk Pipelines, LLC), incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated November 18, 2005 of Boardwalk Pipeline Partners, LP.
10.2	Revolving Credit Agreement, dated as of November 15, 2005, among the Registrant (formerly known as Boardwalk Pipelines, LLC), Boardwalk Pipeline Partners, LP, the several banks and other financial institutions or entities parties to the agreement as lenders, the issuers party to the agreement, Citibank, N.A., as administrative agent for the lenders and the Issuers, Wachovia Bank, National Association, as syndication agent, JPMorgan Chase Bank, N.A., Deutsche Bank Securities, Inc. and Union Bank of California, N.A., as co-documentation agents, and Citigroup Global Markets Inc. and Wachovia Capital Markets LLC, as joint lead arrangers and joint book managers, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated November 18, 2005 of Boardwalk Pipeline Partners, LP.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BOARDWALK PIPELINES, LP

By: BOARDWALK OPERATING GP, LLC,
    its general partner

By: BOARDWALK PIPELINE PARTNERS, LP
    its managing member

By: BOARDWALK GP, LP,
    its general partner

By: BOARDWALK GP, LLC,
    its general partner

By: /s/ Jamie L. Buskill
    Jamie L. Buskill
    Chief Financial Officer

Dated: November 18, 2005

Exhibit 3.1

CERTIFICATE OF CONVERSION
OF
BOARDWALK PIPELINES, LLC

November 15, 2005

This Certificate of Conversion of Boardwalk Pipelines, LLC (the "Company"), is being executed by the undersigned for the purpose of converting a Delaware limited liability company into a Delaware limited partnership pursuant to Section 18-216 of the Delaware Limited Liability Company Act ("DLLCA") and Section 17-217 of the Delaware Revised Uniform Limited Partnership Act (the "Act"). The undersigned certifies as follows:

1.   The Company's name immediately prior to the filing of this Certificate of Conversion was Boardwalk Pipelines, LLC.

2.   The date of filing of the Company's original certificate of formation with the Secretary of State of the State of Delaware was April 29, 2003.

3.   The name of the Delaware limited partnership into which the Company shall be converted is Boardwalk Pipelines, LP.

4.   The conversion of the Company into a limited partnership has been duly approved and authorized by all action required by Section 18-216 of the DLLCA and by Section 17-217(h) of the Act.

[The remainder of this page is intentionally left blank.]

Exhibit 3.1

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Conversion as of the date set forth above.

BOARDWALK PIPELINES, LLC

By: Boardwalk Pipelines Holding Corp.,
its Sole Member

By: /s/ Jamie L. Buskill
Name: Jamie L. Buskill
Title: Chief Financial Officer

Exhibit 3.2

CERTIFICATE OF LIMITED PARTNERSHIP

OF

BOARDWALK PIPELINES, LP

This Certificate of Limited Partnership, dated November 15, 2005, has been duly executed and is filed pursuant to Section 17-201 of the Delaware Revised Uniform Limited Partnership Act (the "**Act**") to form a limited partnership under the Act.

1.   **Name**. The name of the limited partnership is Boardwalk Pipelines, LP.

2.   **Registered Office; Registered Agent**. The address of the registered office required to be maintained by Section 17-104 of the Act is:

> Corporation Service Company
> 2711 Centerville Road, Suite 400
> Wilmington, DE 19808-1645

The name and the address of the registered agent for service of process required to be maintained by Section 17-104 of the Act are:

> Corporation Service Company
> 2711 Centerville Road, Suite 400
> Wilmington, DE 19808-1645

3.   **General Partner**. The name and the business address of the sole general partner are:

> Boardwalk Operating GP, LLC
> 3800 Frederica Street
> Owensboro, KY 42301

EXECUTED as of the date written first above.

Boardwalk Operating GP, LLC

By: /s/ E. Ramey Layne
    E. Ramey Layne
    Authorized Person

Exhibit 3.3

AGREEMENT OF LIMITED PARTNERSHIP

OF

BOARDWALK PIPELINES, LP

This **AGREEMENT OF LIMITED PARTNERSHIP OF BOARDWALK PIPELINES, LP** (this "**Agreement**"), is entered into by and between Boardwalk Operating GP, LLC, as the general partner (the "**General Partner**"), and Boardwalk Pipelines Holding Corp., LP., as the limited partner (the "**Initial Limited Partner**").

The General Partner and the Initial Limited Partner hereby form a limited partnership pursuant to and in accordance with the Delaware Revised Uniform Limited Partnership Act, as amended from time to time (the "**Act**"), and hereby agree as follows:

1.	*Name*. The name of the limited partnership formed hereby is Boardwalk Pipelines, LP (the "**Partnership**").

2.	*Purpose*. The Partnership is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Partnership is, engaging in any lawful act or activity for which limited partnerships may be formed under the Act and engaging in any and all activities necessary or incidental to the foregoing.

3.	*Registered Office*. The registered office of the Partnership in the State of Delaware is c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.

4.	*Registered Agent*. The name and address of the registered agent of the Partnership for service of process on the Partnership in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.

5.	*Partners*. The names and the business, residence or mailing addresses of the General Partner and the Initial Limited Partner are as follows:

> **General Partner**:
> Boardwalk Operating GP, LLC
> 3800 Frederica Street
> Owensboro, KY 42301

> **Initial Limited Partner**:
> Boardwalk Pipelines Holding Corp.
> 3800 Frederica Street
> Owensboro, KY 42301

6.	*Powers*. The Partnership shall be managed by the General Partner, and the powers of the General Partner include all powers, statutory and otherwise, possessed by general partners under the laws of the State of Delaware. Notwithstanding any other provisions of this

Agreement, the General Partner is authorized to execute and deliver any document on behalf of the Partnership without any vote or consent of any other partner.

7.   *Dissolution*. The Partnership shall dissolve, and its affairs shall be wound up if (a) all of the partners of the Partnership approve in writing, (b) an event of withdrawal of a general partner has occurred under the Act unless there is a remaining general partner who is hereby authorized to, and does, carry on the business of the Partnership without dissolution or the business of the Partnership is continued in accordance with the Act, (c) there are no limited partners of the Partnership unless the business of the Partnership is continued in accordance with the Act, or (d) an entry of a decree of judicial dissolution has occurred under §17-802 of the Act.

8.   *Partnership Interests.* As of the date of this Agreement, the General Partner has a .001% general partner interest and the Initial Limited Partner has a 99.999% limited partner interest in the Partnership.

9.   *Distributions*. Distributions shall be made to the partners of the Partnership at the times and in the aggregate amounts determined by the General Partner. Such distributions shall be allocated among the partners of the Partnership in accordance with their percentage interests in the Partnership. Notwithstanding any other provision of this Agreement, neither the Partnership, nor the General Partner on behalf of the Partnership, shall be required to make a distribution to a partner of the Partnership on account of its interest in the Partnership if such distribution would violate the Act or other applicable law.

10.   *Taxes*. Boardwalk Operating GP, LLC shall prepare and timely file (on behalf of the Partnership) all state and local tax returns, if any, required to be filed by the Partnership. The Partnership and the partners acknowledge that for federal income tax purposes, the Partnership will be disregarded as an entity separate from Boardwalk Pipelines Holding Corp., as well as any subsequent limited partner entities, pursuant to Treasury Regulation § 301.7701-3.

11.   *Assignments.*

(a)   The Initial Limited Partner may assign all or any part of its partnership interest in the Partnership and may withdraw from the Partnership only with the consent of the General Partner.

(b)   The General Partner may assign all or any part of its partnership interest in the Partnership and may withdraw from the Partnership without the consent of the Initial Limited Partner.

12.   *Withdrawal*. Except to the extent set forth in Section 13, no right is given to any partner of the Partnership to withdraw from the Partnership.

13.   *Admission of Additional or Substitute Partners*.

(a)   One (1) or more additional or substitute limited partners of the Partnership may be admitted to the Partnership with only the consent of the General Partner.

(b)   One (1) or more additional or substitute general partners of the Partnership may be admitted to the Partnership with only the consent of the General Partner.

14.   ***Liability of Initial Limited Partner***. The Initial Limited Partner shall not have any liability for the obligations or liabilities of the Partnership except to the extent required by the Act.

15.   ***Governing Law***. This Agreement shall be governed by, and construed under, the laws of the State of Delaware, all rights and remedies being governed by said laws.

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IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Agreement of Limited Partnership as of the 15th day of November, 2005.

GENERAL PARTNER:
BOARDWALK OPERATING GP, LLC

By: **BOARWALK PIPLEINE PARTNERS, LP**
      its Sole Member

     By: **BOARDWALK GP, LP**
          its General Partner

         By: **BOARDWALK GP, LLC**
             its General Partner

By:_/s/ Jamie Buskill_____
    Jamie Buskill
    Chief Financial Officer

INITIAL LIMITED PARTNER:
BOARDWALK PIPELINES HOLDING CORP.

By:_/s/ Jamie Buskill_____
    Jamie Buskill
    Chief Financial Officer

Exhibit 3.4


CERTIFICATE OF FORMATION

OF

BOARDWALK OPERATING GP, LLC


This Certificate of Formation, dated September 23, 2005, has been duly executed and is filed pursuant to Section 18-201 of the Delaware Limited Liability Company Act (the "Act") to form a limited liability company under the Act.

1. **Name.** The name of the limited liability company is Boardwalk Operating GP, LLC.

2. **Registered Office; Registered Agent.** The address of the registered office required to be maintained by Section 18-104 of the Act is:

> Corporation Service Company
> 2711 Centerville Road, Suite 400
> Wilmington, DE 19808-1645

The name and address of the registered agent for service of process required to be maintained by Section 18-104 of the Act are:

> Corporation Service Company
> 2711 Centerville Road, Suite 400
> Wilmington, DE 19808-1645

EXECUTED, as of the date written first above.

Boardwalk Operating GP, LLC

By: /s/ E. Ramey Layne_____
       E. Ramey Layne
       Authorized Person

Exhibit 3.5

LIMITED LIABILITY COMPANY AGREEMENT

OF

BOARDWALK OPERATING GP, LLC

A Delaware Limited Liability Company

This **LIMITED LIABILITY COMPANY AGREEMENT OF BOARDWALK OPERATING GP, LLC** (this "Agreement"), dated as of September 23, 2005, is adopted, executed and agreed to by the sole Member (as defined below).

1.   ***Formation***. Boardwalk Operating GP, LLC (the *"Company")* has been formed as a Delaware limited liability company under and pursuant to the Delaware Limited Liability Company Act (the "Act").

2.   ***Term***. The Company shall have a perpetual existence.

3.   ***Purposes***. The purposes of the Company are to carry on any lawful business, purpose or activity for which limited liability companies may be formed under the Act.

4.   ***Sole Member***. Boardwalk Pipelines Holding Corp., a Delaware corporation ("BPHC"), and any successor to BPHC, shall be the sole member of the Company (the *"Member"*).

5.   ***Contributions***. The Member has made an initial contribution to the capital of the Company, as reflected in the Company's books and records. Without creating any rights in favor of any third party, the Member may, from time to time, make additional contributions of cash or property to the capital of the Company, but shall have no obligation to do so.

6.   ***Taxes***. The Member shall prepare and timely file (on behalf of the Company) all state and local tax returns, if any, required to be filed by the Company. The Company and the Member acknowledge that for federal income tax purposes, the Company will be disregarded as an entity separate from the Member pursuant to Treasury Regulation § 301.7701-3 as long as all of the member interests in the Company are owned by the Member.

7.   ***Distributions***. The Member shall be entitled (a) to receive all distributions (including, without limitation, liquidating distributions) made by the Company, and (b) to enjoy all other rights, benefits and interests in the Company.

8.   ***Management***. The management of the Company is fully reserved to the Member, and the Company shall not have "managers," as that term is used in the Act. The Member may appoint a President, Chief Financial Officer, one or more Vice Presidents, a Secretary and/or one or more other officers as it deems necessary, desirable or appropriate, with such authority and upon such terms and conditions as the Member deems appropriate. Any such officer shall serve at the pleasure of the Member and may be removed, with or without cause, by the Member.

Exhibit 3.5

9.   ***Dissolution***. The Company shall dissolve and its affairs shall be wound up at such time, if any, as the Member may elect. No other event (including, without limitation, an event described in Section 18-801(4) of the Act) will cause the Company to dissolve.

10.   ***Liability of Member***. The Member shall not have any liability for the obligations or liabilities of the Company except to the extent provided for in the Act.

11.   ***Exculpation and Indemnity***. The Member or officers of the Company shall not be liable or accountable in damages or otherwise to the Company for any act or omission done or omitted by him in good faith, unless such act or omission constitutes gross negligence, willful misconduct, or a breach of this Agreement on the part of the Member, or officers of the Company. The Company shall indemnify the Member or officers of the Company to the fullest extent permitted by law against any loss, liability, damage, judgment, demand, claim, cost or expense incurred by or asserted against the Member or officers of the Company (including, without limitation, reasonable attorneys' fees and disbursements incurred in the defense thereof) arising out of any act or omission of the Member or officers in connection with the Company, unless such act or omission constitutes bad faith, gross negligence or willful misconduct on the part of the Member or officers of the Company.

12.   ***Governing Law***. This Agreement is governed by and shall be construed in accordance with the laws of the State of Delaware without regard to the principle of conflict-of-laws.

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Exhibit 3.5

IN WITNESS WHEREOF, the Member has executed this Agreement as of the date written first above.

BOARDWALK PIPELINES HOLDING CORP.

By: /s/ Jamie Buskill_____
      Jamie L. Buskill
      Chief Financial Officer